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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Excluding interest on deposits
Income before income taxes	$377,797	$327,135	$307,955	$253,616	$161,152
Equity investee income	(10,250)	(16,650)	(11,000)	(12,720)	(10,207)
Equity investee distributions	14,468	9,698	8,234	9,428	8,084
Preferred dividends of consolidated subsidiaries	—	—	—	(2,885)	(3,681)
Fixed charges:
Interest expense (1)	40,565	44,466	41,881	36,831	52,036
Interest within rental expense	15,119	16,095	15,195	13,015	13,149
Preferred dividends of consolidated subsidiaries	—	—	—	2,885	3,681

Total fixed charges	55,684	60,561	57,076	52,731	68,866

Total earnings and fixed charges	$437,699	$380,744	$362,265	$300,170	$224,214

Fixed charges, as above	$55,684	$60,561	$57,076	$52,731	$68,866
Preferred stock dividends	28,150	16,547	—	—	3,008

Fixed charges including preferred stock dividends	$83,834	$77,108	$57,076	$52,731	$71,874

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.22	4.94	6.35	5.69	3.12
Including interest on deposits
Total earnings and fixed charges, as above	$437,699	$380,744	$362,265	$300,170	$224,214
Add: Interest on deposits	8,271	11,114	14,042	33,685	49,030

Total earnings, fixed charges and interest on deposits	$445,970	$391,858	$376,307	$333,855	$273,244

Fixed charges, including preferred stock dividends, as above	$83,834	$77,108	$57,076	$52,731	$71,874
Add: Interest on deposits	8,271	11,114	14,042	33,685	49,030

Total fixed charges including preferred stock dividends and interest on deposits	$92,105	$88,222	$71,118	$86,416	$120,904

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.84	4.44	5.29	3.86	2.26

(1)
Includes interest expense on uncertain tax positions.

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (in thousands, except ratios)